UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS Reports Q1 2022 Results

•	Q1 2022 Consolidated Group Revenue increased 8.5% year-over-year to RUB 134.4 bn.

•	Q1 2022 Group Adjusted OIBDA[1] increased 2.0% year-over-year to RUB 56.5 bn.

•	Q1 2022 Group Net Profit[2] amounted to RUB 3.9 bn.

MOSCOW, May 18, 2022 — Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces its first-quarter 2022 financial and operating results.

In Q1 2022, Consolidated Group Revenue increased 8.5% year-over-year to reach RUB 134.4 bn, primarily driven by robust top-line performance in the Company’s Telecom, Fintech, and Media3 verticals. Group Adjusted OIBDA saw moderate growth of 2.0% year-over-year to RUB 56.5 bn, primarily driven by solid business performance in core telecom services. In Q1 2022, Group Net Profit amounted to RUB 3.9 bn.

Viacheslav Nikolaev, President & CEO, commented: “In Q1 2022, MTS demonstrated steady execution amid an evolving external environment, delivering solid results across many key financial indicators. Our combination of a robust, resilient core telecom business together with emerging high-potential digital verticals has proven once again to be a firm foundation for our continued long-term development. In the current environment, we remain laser focused on ensuring daily business continuity, maintaining ample liquidity and a strong balance sheet, and providing reliable, uninterrupted high-quality services for our customers. I remain confident in our ability to navigate challenges and am happy to once more reaffirm our commitment to deliver for all of our stakeholders.”

1 Adjusted OIBDA for 1Q 2022 doesn't include a loss from impairment of non-current assets of RUB 207 mln.

2 Attributable to owners of the Company

3 Financial results of operating segment «Media» are presented within «Other» category in the Group’s consolidated financial statements

Segment highlights

Telecom

•	Russia connectivity services revenue increased 6.7% year-over-year to reach RUB 104.8 bn.

•	Russia three-month active mobile subscribers declined slightly quarter-on-quarter to 80.0 m.

•	Russia sales of handsets and accessories declined 10.7% year-over-year to RUB 13.8 bn in Q1 2022.

•	Monthly active MyMTS app users increased slightly to 26.2 m at the end of the reporting period.

Fintech

•	Fintech revenue increased 47.5% year-over-year in Q1 2022 to reach RUB 14.9 bn.

•	MTS Bank net income for Q1 2022 amounted to RUB 751 m.

•	MTS Bank clients grew 17.6% year-over-year to surpass over 3.0 m at the end of the quarter.

•	MTS Bank mobile app 3-month active users increased to more than 1.8 m at the end of 1Q22.

Media

•	Over-the-top media subscribers surged 16.6% quarter-on-quarter standing at 4.7 m at the end of Q1 2022.

•	Total media pay-TV viewers grew 8.3% quarter-on-quarter to more than 9.0 m by the end of Q1 2022.

Ecosystem

•	MTS ecosystem clients reached 11.0 m at the end of Q1 2022, up 70% from the prior-year period.

•	Average products per customer increased to 1.49, up from 1.34 in the prior-year period.

Financial results

Consolidated MTS Group key figures (RUB bn)

	1Q22	1Q21	Change, %
Revenue	134.4	123.9	8.5%
o/w Russia[4]	130.0	120.8	7.6%
Adjusted OIBDA[5]	56.5	55.4	2.0%
o/w Russia	54.9	54.1	1.5%
Operating profit	26.7	28.6	-6.7%
Profit attributable to owners of the Company	3.9	16.2	-76.2%
Cash CAPEX[6]	37.3	29.3	27.2%
Net debt7	431.0	336.3	28.2%
Net debt / LTM Adjusted OIBDA	1.9	1.5	26.7%

3M 2022 highlights	3M22	3M21	Change, %
Operating cash flow	9.0	14.3	-37.0%
Free cash flow ex-Bank & cash proceeds from sale of VF Ukraine	-20.0	11.3	n/a

Russia results (accounts for over 96% of Group revenue)

(RUB bn)	1Q22	1Q21	Change, %
Revenue	130.0	120.8	7.6%
B2C	88.9	84.0	5.9%
Connectivity	64.3	61.8	4.1%
sales of handsets	11.4	13.9	-17.6%
bank revenue	12.4	8.1	53.8%
other	0.7	0.2	203.6%
B2B/G	27.2	23.3	17.0%
Connectivity (ex bulk sms)	16.1	14.9	8.2%
Marketer	5.2	4.2	24.6%
sales of handsets	2.4	1.6	50.4%
bank revenue	2.1	1.7	19.4%
cloud&other	1.5	0.9	63.6%
B2O	19.2	17.4	10.0%
Eliminations	-5.3	-3.9	36.6%
Adjusted OIBDA[5]	54.9	54.1	1.5%
margin	42.2%	44.8%	-2.6	p.p
Net profit	3.0	15.2	-80.2%
margin	2.3%	12.6%	-10.3	p.p
# of MTS Retail stores[8]	5562	5334	4.3%

4 Figures for 1Q 2021 have been adjusted for separate presentation of operations in Czech Republic.

5 Adjusted OIBDA for 1Q 2022 doesn't include a loss from impairment of non-current assets of RUB 207 mln.

6 Net of cash proceeds under sharing agreement.

7 Excluding lease obligations.

8 Number of owned and franchised MTS stores in operation at the end of the reporting period.

For Q1 2022, Group Revenue increased 8.5% to RUB 134.4 bn driven primarily by growth in core connectivity services as well as bank revenue and other sources, which more than offset a decline in sales of handsets & accessories.

Connectivity services revenue in Russia grew 6.7% year-over-year in Q1 to RUB 104.8 bn supported by solid core telecom performance, including both mobile and fixed-line services. Bank revenue continued to see robust year-over-year growth, up 47.7% to reach RUB 14.5 bn. In retail, sales of handsets and accessories in Russia declined 10.7% year-over-year to RUB 13.8 bn for the quarter.

Group Adjusted OIBDA saw moderate growth of 2.0% year-over-year to RUB 56.5 bn, with the largest contributions coming from solid business performance in telecom services as well as improved marginality in sales of handsets and accessories.

In Q1 2022, Group Net Profit amounted to RUB 3.9 bn. Versus the year-ago period, negative impacts were observed from increased financing costs amid a higher interest rate environment; greater depreciation & amortization reflecting recent CAPEX intensity as well as an incomparable base due to M&A activity; and FX effects and revaluation of securities in the current macroeconomic environment.

Q1 2022 Group Cash Capital Expenditures amounted to RUB 37.3 bn, with an increase of 27.2% versus the year-ago quarter largely due to accelerated purchases of network equipment in 2022.

At the end of Q1 2022, MTS’s Net Debt9 stood at RUB 431.0 bn with a net debt weighted average interest rate of 8.9%. The increase of 2.3 p.p. from the prior quarter largely reflected the impact of a sharply higher interest rate environment in Russia on floating debt instruments. The Group’s Net debt ex-LL9 to Last-Twelve-Months Adjusted OIBDA ratio stood at 1.9x.

9 Excluding lease liabilities.

Shareholder returns

In May, the MTS Board of Directors recommended that shareholders approve at the AGM scheduled for June 22 annual dividends of RUB 33.85 per ordinary MTS share based on the Company’s full-year 2021 financial results, equivalent to a total of RUB 66.3 billion (RUB 66,334,910,976.95) when including quasi-treasury shares owned by MTS subsidiaries. A recommended record date to receive FY 2021 dividends – July 12, 2022. The previous 3-year dividend policy completed at the end of 2021. Adoption of a new dividend policy has been postponed for the time being.

Other country markets

Armenia

(AMD bn)	1Q22	1Q21	Change, %
Revenue	11.8	11.5	3.3%
OIBDA	6.4	5.9	7.9%
margin	54.0%	51.7%	+2.3	p.p
Net profit	0.55	1.9	-71.2%
margin	4.6%	16.7%	-12.1	p.p

In Armenia, revenue in Q1 2022 grew 3.3% year-over-year to reach AMD 11.8 bn reflecting increase in subscribers compared to Q1 2021. For the quarter, Armenia OIBDA increased 7.9% to AMD 6.4 bn driven by business performance and costs reduction. In Q1 2022, mobile subscribers in Armenia amounted to 2.2 m.

Belarus

(BYN m)	1Q22	1Q21	Change, %
Revenue	351	314	11.8%
OIBDA	185	170	8.8%
margin	52.7%	54.1%	-1.4	p.p
Net profit	90	86	4.7%
margin	25.7%	27.2%	-1.5	p.p

In Belarus, which is not consolidated, revenue in Q1 2022 increased 11.8% year-over-year to reach BYN 351 m. Belarus OIBDA grew 8.8% to BYN 185 m, driven by core business performance (growth in revenue from data transfer). Mobile subscribers in Belarus remained largely unchanged at 5.7 m at the end of the reporting period.

Czech Republic10

(CZK m)	1Q22	1Q21	Change, %
Revenue	675	530	27.4%
OIBDA	2	31	-93.5%
margin	0.4%	5.8%	-5.4	p.p
Net profit	38	27	40.7%
margin	5.6%	5.1%	+0.5	p.p

In Q1 2022 in Czech Republic, revenue increased 27.4% year-over-year to reach CZK 675 m, OIBDA declined 93.5% y-o-y to CZK 2 m and net profit amounted to CZK 38 m.

10 Nvision Czech Republic’ tailors in-house software solutions, provides support and managed services to telecom operators, delivers electronic and mechanical manufacturing services.

Recent company news

Corporate developments

In March, MTS announced that President & CEO Viacheslav Nikolaev had acquired 19,983,816 ordinary shares in the Company, in addition to shares previously acquired under MTS’s long-term incentive programs. Following share transfer, Mr. Nikolaev’s ownership stake in MTS increased to more than 1.0% and the joint effective stake of Sistema PJSFC (“Sistema”) and its subsidiaries in MTS declined to below 50%.

***

In March, the MTS Board of Directors confirmed the appointment of Larisa Bodyagina as Vice President for Human Resources effective April 5, 2022. Prior to joining MTS, Larisa Bodyagina worked from 2018 as Director for Personnel & Organizational Development of Russia’s Pyaterochka supermarket chain, part of the X5 Retail Group.

***

In March, Konstantin Ernst informed the Company he would be stepping down from his role as Director on the MTS Board of Directors effective March 17, 2022.

***

In March, MTS established a Corporate ESG Center to be headed by Yury Savelev. The ESG Center will oversee the Company's ESG strategy and integrate best ESG practices across the Company's business verticals and digital ecosystem. In addition, the ESG Center will explore the development of commercial products aimed at solving urgent social and environmental problems.

***

In March, MTS published its audited Consolidated Financial Statements under International Financial Reporting Standards (IFRS) for the twelve months ended December 31, 2021. The document can be found at the Company’s Investor Relations website at:

http://ir.mts.ru/investors/financial-center/financial-results/

***

In April, the MTS Board of Directors set June 22, 2022 as the date of the Company’s next Annual General Meeting of Shareholders (“the AGM”), which will be held in absentia. The record date for the Company’s shareholders entitled to participate in the AGM has been set for May 30, 2022.

In May, the Board of Directors recommended that shareholders approve at the AGM scheduled for June 22 annual dividends of RUB 33.85 per ordinary MTS share based on the Company’s full-year 2021 financial results, equivalent to a total of RUB 66.3 billion (RUB 66,334,910,976.95) when including quasi-treasury shares owned by MTS subsidiaries. A recommended record date to receive FY 2021 dividends – July 12, 2022.

Matters submitted to the AGM agenda by the Board include:

•	Approval of the MTS PJSC Annual Report; MTS PJSC Annual Financial Statements, including MTS PJSC Profit & Loss Statement; and distribution of profits and losses of MTS PJSC based on FY 2021 results (including dividend payments);

•	Approval of the composition of the MTS PJSC Board of Directors;

•	Approval of the composition of the Auditing Commission;

•	Approval of the Company’s auditor;

•	Approval of the Company Charter as amended; Regulations on the Board of Directors and Management Board as amended; as well as Regulations on Remunerations & Compensations Payable to Members of the Board of Directors as amended.

Informational materials regarding the AGM agenda will be posted on the MTS website ahead of the event.

***

In April, MTS published its annual report on Form 20-F for the fiscal year ended December 31, 2021 earlier filed with the United States Securities and Exchange Commission. The document is available at:

https://static.ssl.mts.ru/mts_rf/images/mts-2021-20-f.pdf

Hard copies of the document with the Company’s complete audited financial statements will be available to shareholders upon request.

Debt

In April, MTS issued two series of exchange-traded bonds on MOEX totaling RUB 20 bn: (1) series 001P-20 bonds in the amount of RUB 10 bn with a maturity of 4 years and a coupon rate of 11.75%; and (2) series 001P-19 bonds in the amount of RUB 10 bn with a maturity of 3 years and a coupon rate of 11.69%. MTS intends to use the funds for general corporate purposes and optimization of its debt portfolio.

M&A

In February, MTS invested RUB 740 m in the equity share capital of UrentBike.ru, LLC (“Urent”), a leader on the Russian micro-mobility short-term rental market. The deal, which is aimed at expanding the range of services offered within the MTS ecosystem, was carried out as part of a recent funding round, which saw MTS as lead investor and also attracted other investments. Urent is Russia’s largest electric scooter rental operator with a fleet of over 60,000 e-scooters in more than 60 cities, representing more than 50% of the national market in terms of fleet size.

***

In April, MTS announced a RUB 72 m investment of the MTS Venture Fund in Bartello, an online food and beverage ordering service. Bartello, which allows restaurant customers to order and pay for refreshments without calling a waiter, will be integrated into the MTS Live app to allow attendees to place online orders during concerts, music festivals, and other events.

***

In April, MTS announced the acquisition of a stake in Gulfstream Security Systems JSC (operates under the Gulfstream brand), one of Russia’s leading providers of digital safeguard systems for residential households, automobiles, and commercial real estate, in a move aimed at expanding MTS’s Smart Home business vertical. Under the terms of the deal, MTS has acquired 58.38% of the shares in the company for approximately RUB 2.0 bn. Gulfstream provides comprehensive solutions to safeguard against burglary, theft, fire, and water damage, as well as an IT platform for digital smart home services. The company’s advanced solutions cover a full range of customer needs, from private homes and apartments to retail stores and corporate offices.

Ratings

In January, Russia’s National Credit Ratings Agency has reaffirmed MTS’s credit rating of AAA.ru, the agency’s highest, with a stable outlook. In its report, National Credit Ratings noted several key factors that influenced their decision, including: (1) the low systematic risk to MTS’s operations; (2) the Company’s moderate leverage, high margin of safety for debt servicing, significant operating margin, as well as healthy liquidity levels; and (3) quality of the Company’s management and strategic planning.

***

In February, the MTS Board of Directors established a Special Committee of the Board for Cloud & Infrastructure Development to be chaired by Independent Director Nadia Shouraboura. In addition, the Board amended the composition of the ESG Committee.

Cloud & IoT

In March, MTS deployed an NB-IoT network at the Novolazarevskaya Antarctic station with an NB-IoT network. The service enables B2B customers to monitor the performance of sensors and meters in hard-to-reach areas, avoiding the need for regular on-site trips for equipment inspection. The network is aimed at helping to carry out environmental research, including remote monitoring of sea ice as well as the dynamics of glaciers and icebergs.

***

In April, MTS launched the MONTE (Monitoring Events) service on the company's NB-IoT network, the first offering of its kind in Russia for enabling remote monitoring of subscriber devices over narrow-band Internet of Things connectivity.

***

In April, Neurosoft, one of Russia's largest medical equipment manufacturers, announced the company is launching remote ECG diagnostics across clinics in Russia via the #CloudMTS platform. The system will allow medical professionals to remotely diagnose dangerous conditions in real time with the aim to provide timely, high-quality patient care.

***

In April, MTS announced that its #CloudMTS platform has been certified for compliance with the international PCI DSS security standard. The certification allows companies from the Internet commerce and financial sector to use cloud infrastructure to store, process and transfer data of bank cards of payment systems, including MIR and UnionPay.

Innovation

In April, MTS announced 14 projects had passed review and would advance to the development stage under the MTS Startup Hub program. The startups are focused on new innovative commercial solutions based on cutting-edge technologies, including in AR/VR, autonomous vehicles, machine vision, 5G connectivity, and edge computing. More than 90 startups from different regions of Russia applied to the latest MTS Startup Hub intake round.

Cautionary note on forward-looking statements

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the situation in Ukraine, the expansion of sanctions and restrictive measures imposed on the Russian Federation and a number of Russian legal and natural person by the United States, European Union, United Kingdom and certain other states, responsive measures of regulatory, legislative and other nature made by Russian authorities as a reaction to foreign sanctions and restrictive measures, volatility in interest and exchange rates (including the decline in the value of the Russian ruble against the U.S. dollar and the euro), commodity and equity prices and the value of financial assets; impact of decisions by a number of foreign suppliers of goods, works, services and software to suspend or stop providing the supply of goods, works, services and software to Russian legal and natural persons the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks, as well as potential aggravation of existing risk factors or appearance of new.

Note on financial measures & definitions

This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded.

OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows11:

Group (RUB bn)	Q1’21	Q2’21	Q3’21	Q4’21	Q1’22
Operating profit	28.6	30.4	33.5	25.8	26.7
Add: D&A	26.8	26.8	27.9	29.7	29.6
Loss from impairment of non-current assets	-	-	-	-	0.2
Adjusted OIBDA	55.4	57.2	61.3	55.5	56.5

Russia (RUB bn)	Q1’21	Q2’21	Q3’21	Q4’21	Q1’22
Operating profit	27.9	29.8	32.8	25.3	25.7
Add: D&A	26.2	26.2	27.2	29.0	28.9
Loss from impairment of non-current assets	-	-	-	-	0.2
Adjusted OIBDA	54.1	56.0	60.0	54.4	54.9

Armenia (RUB m)	Q1’21	Q2’21	Q3’21	Q4’21	Q1’22
Operating profit	271	463	390	346	528
Add: D&A	568	517	632	594	595
OIBDA	839	980	1022	940	1123

Czech (RUB m)	Q1’21	Q2’21	Q3’21	Q4’21	Q1’22
Operating profit	66	269	23	80	-43
Add: D&A	39	37	37	45	48
OIBDA	105	306	60	124	4

11 Totals may add up differently due to rounding

OIBDA and OIBDA margin can be reconciled to our operating margin as follows11:

Group	Q1’21	Q2’21	Q3’21	Q4’21	Q1’22
Operating margin	23.1%	23.7%	24.2%	18.0%	19.8%
Add: D&A	21.6%	20.8%	20.2%	20.7%	22.0%
Loss from impairment of non-current assets	-	-	-	-	0.2%
Adjusted OIBDA margin	44.7%	44.5%	44.4%	38.6%	42.0%

Russia	Q1’21	Q2’21	Q3’21	Q4’21	Q1’22
Operating margin	23.1%	23.8%	24.3%	18.1%	19.8%
Add: D&A	21.7%	20.9%	20.2%	20.7%	22.3%
Loss from impairment of non-current assets	-	-	-	-	0.2%
Adjusted OIBDA margin	44.8%	44.7%	44.5%	38.8%	42.2%

Armenia	Q1’21	Q2’21	Q3’21	Q4’21	Q1’22
Operating margin	16.7%	26.7%	20.2%	18.4%	25.4%
Add: D&A	35.0%	29.8%	32.8%	31.6%	28.6%
OIBDA margin	51.7%	56.6%	53.0%	49.9%	54.0%

Czech	Q1’21	Q2’21	Q3’21	Q4’21	Q1’22
Operating margin	3.6%	14.6%	1.3%	4.0%	n/a
Add: D&A	2.1%	2.0%	2.1%	2.3%	1.8%
OIBDA margin	5.8%	16.6%	3.4%	6.2%	0.2%

Free cash flow ex-Bank can be reconciled to our free cash flow as follows:

Group (RUB bn)	Q1’21	Q2’21	Q3’21	Q4’21	Q1’22
Group free cash flow	-13.7	3.7	4.1	33.5	-33.6
Less: Bank free cash flow	-26.3	-1.8	-2	2.6	-13.6
Free cash flow ex-Bank	12.6	5.5	6.1	31.0	-20.0

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, swap and currency hedging. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. Our net debt calculation may not be similar to the net debt calculation of other companies. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Free Cash Flow. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Our free cash flow calculation may not be similar to the free cash flow calculation of other companies. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•	shows traffic-generating activity or

•	accrues a balance for services rendered or

•	is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

Consolidated financial statements

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Amounts in millions of RUB except per share amount)

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
Service revenue	117,684	106,562
Sales of goods	16,763	17,378
Revenue	134,447	123,940

Cost of services	(36,639)	(30,430)
Cost of goods	(15,147)	(16,594)

Selling, general and administrative expenses	(24,313)	(21,498)
Depreciation and amortization	(29,585)	(26,784)
Operating share of the profit of associates and joint ventures	1,340	1,293
Impairment of non-current assets	(207)	5
Other operating expenses	(3,227)	(1,353)
Operating profit	26,669	28,579

Other income / (expenses):
Finance income	403	864
Finance costs	(14,358)	(9,467)
Other income	(4,371)	339
Total other expenses, net	(18,326)	(8,264)

Profit before tax from continuing operations	8,343	20,315

Income tax expense	(2,456)	(4,113)

Profit for the period from continuing operations	5,887	16,202

Discontinued operation:

Profit after tax for the period from discontinued operation	(1,867)	145

Profit for the period	4,020	16,347

Profit for the period attributable to non-controlling interests	(164)	(176)

Profit for the period attributable to owners of the Company	3,856	16,171

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	2,447	248
Net fair value loss on financial instruments	(1,485)	-
Other comprehensive income for the period	962	248

Total comprehensive income for the period	4,982	16,595
Less comprehensive income for the period attributable to the noncontrolling interests	(164)	(176)

Comprehensive income for the period attributable to owners of the Company	4,818	16,419

Weighted average number of common shares outstanding, in thousands - basic	1,664,718	1,726,941
Earnings per share attributable to the Group - basic:
EPS from continuing operations	3.44	9.28
EPS from discontinued operation	(1.12)	0.08
Total EPS - basic	2.32	9.36

Weighted average number of common shares outstanding, in thousands - diluted	1,691,522	1,728,984
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	3.38	9.27
EPS from discontinued operation	(1.10)	0.08
Total EPS - diluted	2.28	9.35

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2022 AND AS OF December 31, 2021

(Amounts in millions of RUB)

	As of March 31,	As of December 31,
	2022	2021
NON-CURRENT ASSETS:
Property, plant and equipment	320,296	311,250
Investment property	1,990	2,498
Right-of-use assets	129,557	132,343
Intangible assets	152,172	142,951
Investments in associates and joint ventures	7,809	8,735
Other investments	5,081	4,591
Deferred tax assets	12,063	11,683
Accounts receivable, related parties	5,011	5,000
Bank deposits and loans to customers	125,365	118,342
Other financial assets	11,008	9,335
Other assets	7,121	5,790
Total non-current assets	777,473	752,518

CURRENT ASSETS:
Inventories	19,124	18,981
Trade and other receivables	39,912	37,897
Accounts receivable, related parties	4,001	2,287
Bank deposits and loans to customers	89,893	87,594
Short-term investments	27,251	28,972
VAT receivable	11,293	11,746
Income tax assets	3,295	2,021
Assets held for sale	514	549
Cash and cash equivalents	34,958	40,590
Other financial assets	24,767	27,349
Advances paid and prepaid expenses and other assets	6,945	5,314
Total current assets	261,953	263,300
Total assets	1,039,426	1,015,818

EQUITY:
Equity attributable to owners of the Company	16,852	9,766
Non-controlling interests	5,001	4,838
Total equity	21,853	14,604

NON-CURRENT LIABILITIES:
Borrowings	365,153	350,300
Lease obligations	133,420	135,800
Bank deposits and liabilities	7,625	14,313
Deferred tax liabilities	18,621	17,901
Provisions	10,342	7,288
Other financial liabilities	812	180
Other liabilities	1,983	2,012
Total non-current liabilities	537,956	527,794

CURRENT LIABILITIES:
Trade and other payables	61,228	72,078
Accounts payable, related parties	1,758	4,107
Borrowings	132,459	111,839
Lease obligations	19,675	18,709
Bank deposits and liabilities	207,174	207,055
Income tax liabilities	2,131	768
Provisions	12,121	17,479
Other financial liabilities	658	203
Other liabilities	42,413	41,182
Total current liabilities	479,617	473,420

Total equity and liabilities	1,039,426	1,015,818

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Amounts in millions of RUB)

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
Profit for the period	4,020	16,347

Adjustments for:
Depreciation and amortization	29,586	26,784
Finance income	(403)	(864)
Finance costs	14,358	9,467
Income tax expense	2,456	4,113
Net foreign exchange loss / (gain) and change in fair value of financial instruments	5,863	(421)
Share of profit of associates and joint ventures	(1,390)	(1,326)
Impairment of non-current assets	207	(5)
Loss from sale of Ukraine operations	-	54
Inventory obsolescence expense	420	152
Allowance for doubtful accounts	721	132
Bank reserves	4,520	2,017
Change in provisions	(5,851)	1,669
Other non-cash items	(1,221)	(1,062)

Movements in operating assets and liabilities:
Decrease/(increase) in trade and other receivables and contract assets	963	(647)
Increase in bank deposits and loans to customers	(13,469)	(15,312)
Increase in inventory	(295)	(2,111)
Decrease/(increase) in VAT receivable	461	(216)
Decrease in advances paid and prepaid expenses	1,184	590

Increase/(Decrease) in trade and other payables, contract liabilities and other current liabilities	(9,288)	2,860
Increase in bank deposits and liabilities	(8,481)	(15,547)
Dividends received	838	706
Income taxes paid	(2,601)	(3,608)
Interest received	237	548
Interest paid, net of interest capitalized	(13,820)	(10,002)
Net cash provided by operating activities	9,015	14,318

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(5,158)	-
Purchases of property, plant and equipment	(25,997)	(18,240)
Purchases of other intangible assets	(11,338)	(11,109)
Cost to obtain and fulfill contracts, paid	(1,126)	(1,349)
Proceeds from sale of property, plant and equipment and assets held for sale	1,100	1,464
Purchases of short-term and other investments	(1,238)	(4,124)
Proceeds from sale of short-term and other investments	1,974	2,154
Investments in associates and joint ventures	-	(60)
Cash proceeds/(payments) related to swap contracts	146	(35)
Proceeds from sale of subsidiaries, net of cash disposed	(86)	1,272
Other investing activities	250	77
Net cash used in investing activities	(41,473)	(29,950)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of loans	(5,432)	(2,348)
Proceeds from loans	46,076	828
Repayment of notes	(10,000)	(10,813)
Proceeds from issuance of notes	-	4,350
Notes and debt issuance cost paid	-	(55)
Lease obligation principal paid	(3,453)	(4,474)
Dividends paid	(8)	-
Repurchase of common stock	-	(200)
Other financing activities	(1,999)	-
Net cash provided by / (used in) financing activities	25,184	(12,712)

Effect of exchange rate changes on cash and cash equivalents	1,642	142

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS:	(5,632)	(28,202)

CASH AND CASH EQUIVALENTS, at beginning of the period	40,590	85,469

CASH AND CASH EQUIVALENTS, at end of the period	34,958	57,267

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: May 18, 2022